EXHIBIT NO. 2

Consolidated Financial Statements of

RITCHIE BROS. AUCTIONEERS
INCORPORATED

Years ended December 31, 2003 and 2002

2-1

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the “Company”) as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Vancouver, Canada
February 13, 2004

2-2

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Auction revenue	$161,542	$133,552	$116,991
Direct expenses	(22,099)	(19,684)	(18,861)

	139,443	113,868	98,130
Expenses:
Depreciation and amortization	11,773	9,208	9,076
General and administrative	71,265	63,786	56,517

	83,038	72,994	65,593

Earnings from operations	56,405	40,874	32,537
Other income (expenses):
Interest	(4,772)	(4,302)	(4,024)
Other	1,060	2,455	1,409

	(3,712)	(1,847)	(2,615)

Earnings before income taxes	52,693	39,027	29,922
Income taxes (note 10):
Current	14,738	8,097	6,720
Withholding taxes on intercompany dividend	—	—	2,000
Future	1,361	2,559	1,148

	16,099	10,656	9,868

Net earnings	$36,594	$28,371	$20,054

Net earnings per share (notes 1(l) and 8(e)):
Basic	$2.17	$1.69	$1.20
Diluted	2.14	1.68	1.19

Weighted average number of shares outstanding	16,897,989	16,793,202	16,761,247

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ G. Edward Moul	Director	/s/ David E. Ritchie	Director

G. Edward Moul		David E. Ritchie

2-3

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31, 2003 and 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$119,009	$62,222
Accounts receivable	17,064	13,700
Inventory	9,690	7,402
Funds committed for debt repayment (note 7)	13,000	—
Prepaid expenses and deposits	2,553	2,060
Income taxes recoverable	—	2,485

	161,316	87,869
Capital assets (note 3)	210,416	193,490
Funds committed for debt repayment (note 7)	5,107	13,000
Other assets	537	421
Goodwill (note 4)	35,632	34,356

	$413,008	$329,136

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$44,186	$17,360
Accounts payable and accrued liabilities	35,150	33,544
Income taxes payable	3,196	—
Short-term debt (note 5)	—	2,758
Current portion of bank term loans (note 7)	43,438	8,764

	125,970	62,426
Bank term loans (note 7)	27,350	62,612
Other liabilities (note 6)	2,375	2,758
Future income tax liability (note 10)	4,534	1,966

	160,229	129,762
Shareholders’ equity:
Share capital (note 8)	72,794	69,499
Additional paid-in capital	6,075	4,646
Retained earnings	161,183	129,682
Foreign currency translation adjustment	12,727	(4,453)

	252,779	199,374

	$413,008	$329,136

Commitments and contingencies (note 11)
Subsequent events (note 8(b) and (c))

See accompanying notes to consolidated financial statements.

2-4

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Foreign
		Additional		currency	Total
	Share	paid-in	Retained	translation	shareholders'
	capital	capital	earnings	adjustment	equity

Balance, December 31, 2000	$69,132	$4,332	$81,257	$(5,957)	$148,764
Net proceeds on stock options exercised	2	—	—	—	2
Net earnings	—	—	20,054	—	20,054
Foreign currency translation adjustment	—	—	—	(2,887)	(2,887)

Balance, December 31, 2001	69,134	4,332	101,311	(8,844)	165,933
Net proceeds on stock options exercised	365	—	—	—	365
Stock compensation tax adjustment	—	314	—	—	314
Net earnings	—	—	28,371	—	28,371
Foreign currency translation adjustment	—	—	—	4,391	4,391

Balance, December 31, 2002	69,499	4,646	129,682	(4,453)	199,374
Net proceeds on stock options exercised	3,295	—	—	—	3,295
Stock compensation tax adjustment	—	382	—	—	382
Stock compensation expense	—	1,047	—	—	1,047
Net earnings	—	—	36,594	—	36,594
Cash dividends paid	—	—	(5,093)	—	(5,093)
Foreign currency translation adjustment	—	—	—	17,180	17,180

Balance, December 31, 2003	$72,794	$6,075	$161,183	$12,727	$252,779

See accompanying notes to consolidated financial statements.

2-5

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash provided by (used in):
Operations:
Net earnings	$36,594	$28,371	$20,054
Items not involving the use of cash:
Depreciation	11,773	9,208	7,426
Stock compensation expense	1,047	—	—
Amortization of goodwill	—	—	1,650
Future income taxes	1,361	2,559	1,148
Net gain on disposition of capital assets	(17)	(758)	(721)
Changes in non-cash working capital:
Accounts receivable	(3,364)	(1,325)	(1,810)
Inventory	(2,288)	(4,375)	6,148
Prepaid expenses and deposits	(493)	(733)	(93)
Income taxes payable	3,196	—	—
Income taxes recoverable	2,485	(1,075)	(499)
Auction proceeds payable	26,826	5,553	(11,749)
Accounts payable and accrued liabilities	1,606	10,270	(5,572)
Other	(1,276)	(653)	447

	77,450	47,042	16,429
Investing:
Acquisition of business (note 6)	—	(8,743)	—
Capital asset additions	(16,273)	(29,037)	(38,098)
Proceeds on disposition of capital assets	5,368	4,789	5,221
Increase in other assets	(116)	(421)	—

	(11,021)	(33,412)	(32,877)
Financing:
Issuance of share capital	3,295	365	2
Increase in paid-up capital	382	314	—
Dividends on common shares	(5,093)	—	—
Issuance of bank term loans	—	5,000	8,139
Repayment of bank term loans	(3,747)	(3,628)	(3,270)
Increase (decrease) in other liabilities	(383)	2,758	—
Increase (decrease) in short-term debt	(2,758)	(2,556)	3,257
Increase in funds committed for debt repayment	(5,107)	(5,107)	(4,643)

	(13,411)	(2,854)	3,485
Effect of foreign currency rates on cash and cash equivalents	3,769	1,913	(939)

Increase (decrease) in cash and cash equivalents	56,787	12,689	(13,902)
Cash and cash equivalents, beginning of year	62,222	49,533	63,435

Cash and cash equivalents, end of year	$119,009	$62,222	$49,533

Supplementary information:
Interest paid	$4,675	$3,951	$3,821
Income taxes paid	8,675	8,861	9,233
Non-cash investing and financing activities:
Present value of future installments for acquisition of business	—	3,356	—
Stock compensation tax adjustment	382	314	—

See accompanying notes to consolidated financial statements.

2-6

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

1.	Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 12, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b)	Cash and cash equivalents:

Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)	Inventory:

Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)	Capital assets:

All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Buildings	straight-line	30 years
Improvements	declining balance	10%
Automotive equipment	declining balance	30%
Yard equipment	declining balance	20-30%
Office equipment	declining balance	20%
Computer equipment	declining balance	30%
Computer software	straight-line	3 years
Leasehold improvements	straight-line	Terms of leases

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.

2-7

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2003, 2002 and 2001

1.	Significant accounting policies (continued):

(e)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(f)	Revenue recognition:

Auction revenues earned in the Company’s capacity as agent for consignors of equipment are comprised mostly of auction commissions, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. The Company’s exposure from these guarantee contracts fluctuates over time (see note 11(b)). Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held.

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g)	Income taxes:

Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

2-8

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

1.	Significant accounting policies (continued):

(h)	Foreign currency translation:

The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is the currency of the country of residency or the United States dollar. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in the foreign currency translation adjustment account which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gain and losses on these transactions are included in the determination of earnings.

(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, and the estimation of future income tax balances. Actual results could differ from such estimates and assumptions.

(j)	Financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, income taxes recoverable, income taxes payable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

(k)	Credit risk:

The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

(l)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 8(e)).

2-9

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

1.	Significant accounting policies (continued):

(m)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 8(c) and (d). The Company recognizes compensation expense using the fair value method at the date of grant (note 2(a)). Under the fair value based method, compensation cost attributable to options granted to employees and directors is measured at the fair value at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(n)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.	Change in accounting policy:

(a)	Stock-based compensation:

Prior to January 1, 2003, the Company recognized stock-based compensation expense using the intrinsic value method at the date of grant of the underlying option. Under the intrinsic value method, no compensation costs were recognized in the financial statements for stock options granted to employees and directors at market value.

The Canadian Institute of Chartered Accountants (“CICA”) Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured using the Black-Scholes option pricing model at the date of grant of the option and is expensed over the award’s vesting period. In accordance with the transitional options permitted under amended Section 3870, the Company has prospectively applied the fair value based method to all employee and director stock options granted on or after January 1, 2003. Under the prospective method of adoption selected by the Company, stock-based employee and director compensation is recognized for all employee and director stock options granted, modified or settled on or after January 1, 2003, using the fair value based method. For the year ended December 31, 2003, the stock-based compensation expense (net of future income tax impact of $167,000) relating to options granted on or after January 1, 2003 was $880,000, or $0.05 per common share basic and diluted. No stock-based compensation expense has been recognized for any stock option grants in any years prior to January 1, 2003.

2-10

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

2.	Change in accounting policy (continued):

(b)	Goodwill:

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3062 regarding goodwill on a prospective basis. In accordance with Section 3062, the Company ceased goodwill amortization as of January 1, 2002. For the year ended December 31, 2001, $1,007,000 was recorded as amortization expense related to goodwill (net of tax).

3.	Capital assets:

		Accumulated	Net book
2003	Cost	depreciation	value

Buildings	$112,133	$15,198	$96,935
Land and improvements	94,253	3,453	90,800
Land and buildings under development	3,143	—	3,143
Automotive equipment	10,219	3,766	6,453
Yard equipment	8,558	3,951	4,607
Office equipment	5,716	3,245	2,471
Computer equipment	4,076	2,032	2,044
Computer software	8,751	5,531	3,220
Leasehold improvements	1,430	687	743

	$248,279	$37,863	$210,416

		Accumulated	Net book
2002	Cost	depreciation	value

Buildings	$96,377	$10,234	$86,143
Land and improvements	87,265	2,539	84,726
Land and buildings under development	5,001	—	5,001
Automotive equipment	8,954	3,444	5,510
Yard equipment	6,644	2,902	3,742
Office equipment	4,874	2,492	2,382
Computer equipment	3,463	1,397	2,066
Computer software	5,766	2,613	3,153
Leasehold improvements	1,207	440	767

	$219,551	$26,061	$193,490

During the year, interest of $161,000 (2002 — $1,458,000) was capitalized to the cost of land and buildings under development.

2-11

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

4.	Goodwill:

	2003	2002

Goodwill	$40,169	$38,893
Accumulated amortization	(4,537)	(4,537)

	$35,632	$34,356

5.	Short-term debt:

Short-term debt at December 31, 2002 consisted of draws on lines of credit with a weighted average interest rate of 5.12% per annum.

6.	Acquisition:

On August 1, 2002, the Company acquired certain assets of All Peace Auctions (2001) Ltd., an industrial and agricultural equipment auctioneer, and All Peace Auctions Ltd., the owner of the property on which the majority of the auction business was conducted (collectively, “All Peace”). All Peace is based in Grande Prairie, Alberta, Canada.

The aggregate purchase price was $9,111,000 plus costs of approximately $79,000. The purchase price was settled through the payment of $5,409,000 of cash and future annual installments totalling $3,781,000 with a present value of $3,255,000 at the date of acquisition. To reflect the fact that the future payments are due over time, $526,000 was recorded as a discount to the long-term liability and is being amortized to interest expense over the four-year term of repayment. The future installments are unsecured and non-interest bearing. The total purchase price including expenses net of discount was $8,664,000, of which $2,809,000 was allocated to the fair value of capital assets acquired and $5,855,000 was allocated to goodwill. All Peace was acquired to expand the Company’s presence in northern Alberta.

Other liabilities are as follows:

	2003	2002

Present value of future payments	$3,338	$3,356
Current portion	963	598

	$2,375	$2,758

2-12

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

7.	Bank term loans:

	2003	2002

Term loans, unsecured, bearing interest at 1.95%, due in minimum annual installments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund) plus interest, with the final payment occurring in 2004	$28,000	$29,750
Term loans, denominated in Canadian dollars, unsecured, bearing interest between 6.355% and 7.195%, due in monthly installments of interest only, with the full amount of the principal due in 2004	11,568	9,509
Term loans, unsecured, bearing interest between 2.60% and 7.91%, due in minimum annual installments of $500,000 plus interest, with final payment occurring in 2005	8,500	9,000
Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1.0 million towards principal, $1.9 million towards a sinking fund), with the final payment occurring in 2005 and 2006	17,250	18,250
Term loans, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.5%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008	1,111	999
Term loan denominated in Euros, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 0.88%, due in quarterly installments of EUR56,723 including interest, with the final payment occurring in 2013	4,359	3,868

	70,788	71,376
Current portion	43,438	8,764

	27,350	62,612
Funds committed for debt payments	18,107	13,000

	$9,243	$49,612

As at December 31, 2003, principal repayments including sinking fund requirements are as follows for the next five years:

2004	$43,438
2005	14,190
2006	9,226
2007	512
2008	493
Thereafter	2,929

$70,788

2-13

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

8.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

No preferred shares have been issued. Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2000	16,748,563
Common shares issued during the year ended December 31, 2001:
For cash, pursuant to stock options exercised	18,667

Issued and outstanding, December 31, 2001	16,767,230
Common shares issued during the year ended December 31, 2002:
For cash, pursuant to stock options exercised	42,102

Issued and outstanding, December 31, 2002	16,809,332
Common shares issued during the year ended December 31, 2003:
For cash, pursuant to stock options exercised	174,490

Issued and outstanding, December 31, 2003	16,983,822

Subsequent to December 31, 2003, the Company’s Board of Directors approved a two-for-one stock split for its common shares, subject to the approval of the Company’s shareholders at the Annual Meeting of Shareholders scheduled for April 16, 2004. All share and per share information in the consolidated financial statements does not give effect to the proposed stock split.

2-14

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

8.	Share capital (continued):

(c)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. At December 31, 2003, there were 808,117 (2002 – 961,517) shares authorized and available for grants of options under the stock option plan. Stock option activity for 2001, 2002 and 2003 is presented below:

	Number of	Weighted average
	options outstanding	exercise price

Outstanding, December 31, 2000	241,636	$15.70
Granted	157,750	23.44
Cancelled	(4,000)	24.60
Exercised	(18,667)	0.10

Outstanding, December 31, 2001	376,719	19.62
Granted	93,200	26.10
Exercised	(42,102)	8.68

Outstanding, December 31, 2002	427,817	22.11
Granted	154,400	31.05
Cancelled	(1,000)	31.05
Exercised	(174,490)	18.89

Outstanding, December 31, 2003	406,727	$26.64

Exercisable, December 31, 2003	241,327	$24.22

The options outstanding at December 31, 2003 expire on dates ranging to January 30, 2013.

The following is a summary of stock options outstanding and exercisable at December 31, 2003:

		Options outstanding		Options exercisable

		Weighted
		average	Weighted		Weighted
	Number	remaining life	average	Number	average
	outstanding	(years)	exercise price	exercisable	exercise price

$0.10	17,127	0.58	$0.10	17,127	$0.10
$23.35 - $38.625	389,600	7.57	27.81	224,200	26.06

	406,727			241,327

Subsequent to December 31, 2003 the Company granted options to purchase a total of 145,000 of its common shares to certain employees and directors of the Company. The options have an exercise price of $52.92 and an expiry date of February 13, 2014.

2-15

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

8.	Share capital (continued):

(d)	Stock-based compensation:

Prior to January 1, 2003 the Company used the intrinsic value method to account for stock-based compensation awards. This method did not result in any compensation expense in 2002 or 2001. Had compensation expense for option grants made under the Company’s stock option plan during the year ended December 31, 2002 been recorded in accordance with the fair value method at the applicable grant dates, the Company’s net earnings for 2002 would have been reduced as indicated by the pro forma amounts below:

		Per share amount

Year ended December 31, 2002	Earnings	Basic	Diluted

Net earnings:
As reported	$28,371	$1.69	$1.68
Pro forma	27,644	1.65	1.63

During 2003, the Company recognized compensation cost of $1,047,000 in respect of options granted in 2003 under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Risk free interest rate	3.1%	4.9%
Dividend yield	0%	0%
Expected lives	5 years	5 years
Volatility	18.3%	27.0%

The weighted average grant date fair value of options granted during the year ended December 31, 2003 was $7.34 per option (2002 – $8.74). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(e)	Net earnings per share:

			Per share
Year ended December 31, 2003	Earnings	Shares	amount

Basic net earnings per share	$36,594	16,897,989	$2.17
Effect of dilutive securities:
Share options	—	170,787	(0.03)

Diluted net earnings per share	$36,594	17,068,776	$2.14

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RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

8.	Share capital (continued):

(e)	Net earnings per share:

			Per share
Year ended December 31, 2002	Earnings	Shares	amount

Basic net earnings per share	$28,371	16,793,202	$1.69
Effect of dilutive securities:
Share options	—	122,222	(0.01)

Diluted net earnings per share	$28,371	16,915,424	$1.68

			Per share
Year ended December 31, 2001	Earnings	Shares	amount

Basic net earnings per share	$20,054	16,761,247	$1.20
Effect of dilutive securities:
Share options	—	102,790	(0.01)

Diluted net earnings per share	$20,054	16,864,037	$1.19

9.	Segmented information:

The Company’s principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined

Year ended December 31, 2003:
Auction revenues	$92,273	$30,752	$21,262	$17,255	$161,542
Capital assets and goodwill	136,624	72,277	24,086	13,061	246,048
Year ended December 31, 2002:
Auction revenues	84,348	17,650	15,678	15,876	133,552
Capital assets and goodwill	135,921	60,177	20,189	11,559	227,846
Year ended December 31, 2001:
Auction revenues	76,283	18,461	11,230	11,017	116,991
Capital assets and goodwill	124,340	43,032	17,267	14,746	199,385

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RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

10.	Income taxes:

Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2003	2002	2001

Statutory federal and state tax rate in the United States	40%	40%	40%

Expected income tax expense	$21,077	$15,611	$11,969
Differences:
Earnings taxed in other countries	(4,806)	(5,175)	(3,839)
Withholding taxes on intercompany dividend	—	—	2,000
Other	(172)	220	(262)

Actual income tax expense	$16,099	$10,656	$9,868

Future income tax assets and liabilities are as follows:

	2003	2002

Future income tax assets (liabilities):
Capital assets	$513	$397
Stock-based compensation	251	314
Unused tax losses	902	1,085
Other	393	105

Total future income tax assets	2,059	1,901
Valuation allowance	—	(288)

Net future income tax assets	2,059	1,613
Future income tax liabilities arising from temporary differences between the tax basis of net assets and their carrying value:
Capital assets	(1,328)	(2,064)
Goodwill	(4,319)	(1,515)
Other	(946)	—

Total future income tax liabilities	(6,593)	(3,579)

	$(4,534)	$(1,966)

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RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

11.	Commitments and contingencies:

(a)	Operating leases:

The Company is party to certain operating leases. These operating leases relate to auction sites located in the United Arab Emirates, Mexico, the United States, Canada, Australia and Singapore. The future minimum lease payments as at December 31, 2003 are approximately as follows:

2004	$1,388
2005	1,278
2006	1,039
2007	483
2008	483
Thereafter	242

Total rent expenses in respect of these leases for the year ended December 31, 2003 was $1,304,000 (2002 — $1,069,000; 2001 — $689,000).

(b)	Contingencies:

Certain of the Company’s operating leases for auction sites contain clauses that require the Company to return the auction site to the state and condition in which it was at the inception of the lease if the Company terminates the lease or does not renew it at the end of the lease term. The occurrence and amount of the potential liability, if any, for these site restoration costs is not determinable at the date of these financial statements.

In certain situations the Company will guarantee a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment (note 1(f)). At December 31, 2003 the Company had outstanding guarantees under contract totaling $9,786,000 (2002 – nil) (undiscounted and before estimated proceeds from sale at auction) for equipment to be sold at various auctions to be held prior to July 1, 2004. The Company has not recorded a liability with respect to these guarantees.

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RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars)

Years ended December 31, 2003, 2002 and 2001

12.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the years ended December 31, 2003, 2002 and 2001, net earnings in accordance with Canadian GAAP equals net earnings in accordance with United States GAAP.

US GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	2003	2002	2001

Net earnings in accordance with Canadian and United States GAAP	$36,594	$28,371	$20,054
Other comprehensive income (loss):
Foreign currency translation adjustment	17,180	4,391	(2,887)

Comprehensive income in accordance with United States GAAP	$53,774	$32,762	$17,167

Accumulated other comprehensive income (loss), which under United States GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	2003	2002	2001

Foreign currency translation adjustment:
Balance, beginning of year	$(4,453)	$(8,844)	$(5,957)
Current period change	17,180	4,391	(2,887)

Balance, end of year	$12,727	$(4,453)	$(8,844)

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